UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For October, 2008

Distribution and Service D&S, Inc.
(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

MATERIAL EVENT
DISTRIBUCIÓN Y SERVICIO D&S S.A.
Securities Registry No. 0593

Santiago, June 27, 2008

Messers.
Securities and Insurance Commission
Attn.: Guillermo Larraín Ríos
Chairman
Av. Libertador Bernardo O’Higgins 1449
Santiago
CHILE

Dear Mr. Larraín:

In accordance with the dispositions indicated in the normative reference I fulfill in inform you that trough the agreement adopted by the Board of Directors of Distribución y Servicio D&S S.A. (“D&S”) in the 300th Ordinary Board of Directors’ Meeting of D&S, held on June 24, 2008 and authorized on the matter by the General Ordinary Shareholders Meeting of the company, held on April 29th, 2008, D&S has changed the external auditors, designating in such character the auditor company KPMG Auditores Consultores Limitada.

Kindest regards,

Enrique Ostalé Cambiaso
CEO
Distribución y Servicio D&S S.A.

cc.	Bolsa de Comercio de Santiago
Bolsa Electrónica de Chile
Bolsa de Valores de Valparaíso
Comisión Clasificadora de Riesgo

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

By:	/s/ Alejandro Droste B.
Alejandro Droste B.
Chief Financial Officer
Dated: October 23, 2008